Brocade Communications Systems, Inc.

130 Holger Way

San Jose, CA 95134

May 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

Re:	Brocade Communications Systems, Inc.

Registration Statement on Form S-4 (File No. 333-211039)

Request for Acceleration

Dear Mr. Duchovny:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Brocade Communications Systems, Inc. (the “Registrant”) hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-211039) (as amended, the “Registration Statement”), be accelerated to 10:00 a.m., Eastern time, on May 25, 2016, or as soon as practicable thereafter. In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Paul Hastings LLP, by calling Rob R. Carlson at (650) 320-1830. The Company hereby authorizes Mr. Carlson to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Carlson via email to robcarlson@paulhastings.com and via mail c/o Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, CA 94304.

Sincerely,

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Ellen A. O’Donnell
Ellen A. O’Donnell
Senior Vice President, General Counsel and Corporate Secretary

cc:	Rob R. Carlson, Paul Hastings LLP